Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2021 Fourth Quarter and Full-Year

Unaudited Financial Results

– Another Record Year Across Multiple Financial Metrics –

–Enterprise Solutions Sales Books Another Year of Triple-digit Growth, Delivering US$65.1 Million Revenue

– “SaaS+X” Model Provides Solid Foundation to Supercharge Growth of Enterprise Solutions –

Hong Kong, March 24, 2022 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2021.

	Three Months Ended December 31,			Year Ended December 31,
	2021	2020	Percentage change	2021	2020	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	56,606	68,127	(17)%	242,610	225,852	7%
Enterprise Solutions	19,717	10,565	87%	65,092	28,893	125%
Total revenue	76,323	78,692	(3)%	307,702	254,745	21%
Gross profit	23,550	23,264	1%	89,153	73,263	22%
Net (loss)/income	(7,093)	640	N/M	(16,598)	(14,906)	N/M
Adjusted EBITDA[1]	65	5,065	(99)%	13,412	17,274	(22)%
Adjusted net (loss)/income[1]	(2,700)	2,091	N/M	1,361	7,563	(82)%
Diluted adjusted net (loss)/income per ADS[1]	(0.03)	0.02	N/M	0.01	0.09	(89)%
Operating Metrics:
Gross billing	207,298	219,942	(6)%	796,852	677,815	18%

Jian “T.J.” Tang, Chairman, Chief Executive Officer and Co-Founder of iClick, said, “iClick has once again reported another record year across a number of key metrics, even amidst a challenging environment. Our Marketing Solutions revenues managed to grow by 7% year over year despite multiple headwinds and with over 100% revenue year-over-year growth for 2021, Enterprise Solutions’ results attest to the success of our digital transformation strategy which we launched in 2019.

While China’s entire advertising sector has experienced a substantive contraction due to the changing regulatory environment and heightened macroeconomic uncertainties, we are confident in the long-term growth potential of China’s digital advertising industry. However, giving the negative sentiment facing China-based companies, we need to fully utilize the resources we have on hand. Therefore, we have started to strategically reduce lower margin and higher risk businesses in our more capital-intensive Marketing Solutions segment in order to focus on the higher growth potential of Enterprise Solutions.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Additionally, through our successful client collaborations over the past few years, we have learned a great deal that has shaped the vision behind our SaaS+X business model. Our unique SaaS+X model provides a strong executional framework to take advantage of what we estimate will have significant growth potential. Enterprise Solutions’ growth in 2021 of around 125% reflects the strength of our approach and gives us confidence that we will continue to generate impressive momentum throughout 2022 and beyond. Furthering our capabilities in bringing high value SaaS+X offering to clients, I am very pleased to report that we have recently acquired the remaining equity interest in Changyi Information Technology Co., Ltd, which will allow iClick to accelerate the expansion of our Enterprise Solutions business.

With solid financial foundations to withstand the uncertain macro environment, we remain confident in iClick’s business fundamentals, and we are capitalizing on our strengths as we weather the impact of the current economic and policy shifts that may impact some of our clients. As we look to 2022 and beyond, we are cognizant of the need to be nimble in our strategic allocation of resources and accelerate cross-selling opportunities and synergies between Marketing Solutions and Enterprise Solutions. Our strong key account clients are an important key differentiator for iClick which we foresee as a key growth driver going forward.

In summary, we believe we have the right approach, the right resources, and the right strategy to endure the challenges arising from the current macroeconomic shifts. We have addressed our need to be agile and adaptive while leveraging the optimal mix of sales strategies within our SaaS+X model. We are deeply committed to accomplishing our key objectives and we look forward to an amazing year of success while delivering long-term sustainable value for our clients, employees and shareholders.”

Fourth Quarter 2021 Results:

Revenue for the fourth quarter of 2021 was US$76.3 million, which is comparable to the same period of 2020.

Revenue from Marketing Solutions was US$56.6 million for the fourth quarter of 2021, decreased 17% from US$68.1 million for the fourth quarter of 2020, primarily as we have started to strategically reduce lower margin and higher risk businesses within the Marketing Solutions segment in order to focus on the higher growth potential of Enterprise Solutions.

Revenue from Enterprise Solutions was US$19.7 million for the fourth quarter of 2021, up approximately 87% from US$10.6 million for the fourth quarter of 2020, primarily due to the increasing need for online and offline consumer behavior data integration and digital transformation.

Gross profit for the fourth quarter of 2021 was US$23.6 million, compared with US$23.3 million for the fourth quarter of 2020, mainly due to the growth from Enterprise Solutions segment, which was offset by decline in Marketing Solutions segment.

Total operating expenses were US$28.6 million for the fourth quarter of 2021, compared with US$24.5 million for the fourth quarter of 2020. This was resulted primarily from an increase in provision of bad debt relating to the changing regulation environment and heightened macroeconomic uncertainties.

Operating loss was US$5.1 million for the fourth quarter of 2021, compared with US$1.2 million for the fourth quarter of 2020, mainly attributed to increased operating expenses.

Net loss was US$7.1 million for the fourth quarter of 2021, compared with net income of US$0.6 million for the fourth quarter of 2020, primarily due to increased operating expenses and impairment of equity investments.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the fourth quarter of 2021 were US$0.06, compared with a net income attributable to the Company’s shareholders per basic and diluted ADS for the fourth quarter of 2020 were US$0.01.

Adjusted EBITDA for the fourth quarter of 2021 was an income of US$0.1 million, compared with an income of US$5.1 million for the fourth quarter of 2020. For a reconciliation of the Company’s adjusted EBITDA from net (loss)/income, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results”.

Adjusted net loss for the fourth quarter of 2021 was US$2.7 million, compared with adjusted net income of US$2.1 million in the fourth quarter of 2020. For a reconciliation of the Company’s adjusted net (loss)/income from net (loss)/income, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results”.

Gross billing2 for the fourth quarter of 2021 US$207.3 million, compared with US$219.9 million in the fourth quarter of 2020. The gross billing decreased as we have started to strategically reduce lower margin and higher risk businesses within the Marketing Solutions segment in order to focus on the higher growth potential of Enterprise Solution.

As of December 31, 2021, the Company had cash and cash equivalents, time deposits and restricted cash of US$88.7 million, compared with US$94.5 million as of December 31, 2020.

Full Year 2021 Results:

Revenue for 2021 was US$307.7 million, an increase of 21% from US$254.7 million in 2020, attributable to the increase in contributions from Marketing Solutions and Enterprise Solutions.

Revenue from Marketing Solutions grew to US$242.6 million for 2021, up 7% from US$225.8 million for 2020, primarily as a result of growing market demand from specified action marketing campaigns.

Revenue from Enterprise Solutions was US$65.1 million for 2021, up approximately 125% from US$28.9 million for 2020, primarily due to the increasing need for online and offline consumer behavior data integration and digital transformation.

Gross profit increased by 22% to US$89.2 million in 2021 from US$73.3 million in 2020, mainly as a result of the growth from Enterprise Solutions segment, which was offset by decline in Marketing Solutions segment.

Total operating expenses were US$102.0 million for 2021, compared with US$75.0 million for 2020. The increased expense was resulted primarily from incremental staff cost, operating expenses incurred for the expansion of business scale of US$4.5 million, share-based compensation expenses of US$7.2 million and provision of bad debt.

Operating loss for 2021 was US$12.9 million, compared with an operating loss of US$1.8 million for 2020. This increase was as a result of an increase in operating expenses, which was partially offset by the growth in gross profit.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Net loss totalled US$16.6 million for 2021, compared with US$14.9 million for 2020.  The decrease was mainly attributed to fair value losses on convertible notes and derivative liabilities of US$11.5 million and US$4.4 million respectively in 2020 and a growth in gross profit in 2021, which was partially offset by the incremental operating loss and impairment of equity investments.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for 2021 was US$0.14 compared with a net loss per basic and diluted ADS of US$0.16 for 2020.

Adjusted EBITDA for 2021 was US$13.4 million, compared with US$17.3 million for 2020. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results”.

Adjusted net income for 2021 was US$1.4 million, compared with an adjusted net income of US$7.6 million for 2020. For a reconciliation of the Company’s adjusted net (loss)/income to net (loss)/income, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results”.

Gross billing2 grew to US$796.9 million for 2021, up 18% from 2020. The increase was a result of increasing marketers’ demand especially from the entertainment and media, e-commerce, personal care and beauty verticals.

Share Repurchase Program

On December 10, 2020, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$15.0 million from December 30, 2020 to December 31, 2021, which was upsized to US$25.0 million on August 25, 2021. As of December 31, 2021, the aggregate value of purchased shares was approximately US$10.9 million. Our board of directors had approved a new share repurchase program in which the company may purchase its own ADSs with an aggregate value of up to US$20.0 million from January 1, 2022 to December 31, 2022.

Outlook

Based on the information available as of the date of this press release, iClick provides the following outlook for the first quarter of 2022 and for the full year 2022:

First Quarter 2022:

•	Revenue from Enterprise Solutions is estimated to be between US$16 million and US$17 million.

Full Year 2022:

•	Revenue from Enterprise Solutions is estimated to be between US$90 million and US$106 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

We note that the advertising budgets for our clients continue to be impacted by the changing regulatory environment and macroeconomic uncertainty. For example, recent regulatory tightening on several industry verticals including online education and online gaming have affected the sentiment of advertising spending of some clients in our Marketing Solutions business. Despite these headwinds in the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run. We remain vigilant in evaluating the risks posed by the changing regulatory environment and macroeconomic uncertainty and the potential impacts they have on our expectations.

With iClick’s diversified customer base of stable, top-tier brands and ongoing government efforts to contain the spread of the coronavirus amid the rollout of vaccine, we remain cautiously optimistic for the remainder of 2022. However, outbreaks and resurgence of COVID-19, including recent variants around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our both Marketing Solution business and Enterprise Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreak’s impact on our operations and financial results this year and will particularly focus on accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 24, 2022 (8:00 PM Beijing/Hong Kong time on March 24, 2022). Participants may join the call through either of the below methods:

1.Dial-in to the conference call:

Participants are asked to pre-register for the call via the following link:

http://apac.directeventreg.com/registration/event/5097433

Upon registering, participants will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

2.Webcast:

Participants may also join a live and archived webcast of the call through the below link:

https://ir.i-click.com/news-events/presentations

A live and archived webcast of the conference call will be available on iClick’s investor relations website at https://ir.i-click.com.

A replay of the call will be available approximately two hours after the end of the call through April 1, 2022. The webcast replay can be accessed through the above link. Replay may also be accessed by calling:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852 30512780
Mainland China:	400 8209035
Replay Access Code:	5097433

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Revenue	76,323	78,692	307,702	254,745
Cost of revenue	(52,773)	(55,428)	(218,549)	(181,482)
Gross profit	23,550	23,264	89,153	73,263

Operating expenses
Research and development expenses	(3,197)	(1,875)	(9,527)	(5,349)
Sales and marketing expenses	(10,608)	(11,877)	(52,872)	(38,028)
General and administrative expenses	(14,813)	(10,702)	(39,643)	(31,648)
Total operating expenses	(28,618)	(24,454)	(102,042)	(75,025)
Operating loss	(5,068)	(1,190)	(12,889)	(1,762)
Interest expense	(894)	(863)	(4,089)	(2,650)
Interest income	315	193	824	1,297
Other (losses)/gains, net	(752)	2,812	2,203	5,852
Fair value losses on derivative liabilities	—	—	—	(11,466)
Fair value losses on convertible notes	—	—	—	(4,433)
(Loss)/income before income tax expense and share of losses from an equity investee	(6,399)	952	(13,951)	(13,162)
Share of losses from an equity investee	(23)	(26)	(107)	(111)
Income tax expense	(671)	(286)	(2,540)	(1,633)
Net (loss)/income	(7,093)	640	(16,598)	(14,906)
Net loss attributable to noncontrolling interests	1,107	646	2,967	2,288
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(5,986)	1,286	(13,631)	(12,618)

Net (loss)/income	(7,093)	640	(16,598)	(14,906)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	1,255	991	3,484	5,274

Comprehensive (loss)/income	(5,838)	1,631	(13,114)	(9,632)
Comprehensive loss attributable to noncontrolling interests	1,039	434	2,823	2,015
Comprehensive (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(4,799)	2,065	(10,291)	(7,617)

Net (loss)/income per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.06)	0.01	(0.14)	(0.16)
— Diluted	(0.06)	0.01	(0.14)	(0.16)

Weighted average number of ADS used in per share calculation:
— Basic	97,710,498	91,720,956	96,374,469	78,736,872
— Diluted	97,710,498	97,715,972	96,374,469	78,736,872

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of December 31, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	88,717	94,466
Accounts receivable, net of allowance for doubtful receivables of US$22,786 and US$11,749 as of December 31, 2021 and December 31, 2020 respectively	187,261	143,142
Other current assets	75,288	83,568
Total current assets	351,266	321,176

Non-current assets
Goodwill	81,674	74,419
Intangible assets	53,713	56,431
Other assets	21,081	18,089
Total non-current assets	156,468	148,939

Total assets	507,734	470,115

Liabilities and equity
Current liabilities
Accounts payable	66,587	43,140
Bank borrowings	75,530	56,040
Other current liabilities	58,728	63,667
Total current liabilities	200,845	162,847

Non-current liabilities
Other liabilities	15,300	28,180
Total non-current liabilities	15,300	28,180

Total liabilities	216,145	191,027
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2021 and December 31, 2020, respectively; 42,865,515 shares and 40,996,215 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	43	41
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2021 and December 31, 2020, respectively; 5,034,427 shares and 4,820,608 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	5	5
Treasury shares (2,323,802 shares and 2,396,372 shares as of December 31, 2021 and December 31, 2020, respectively)	(20,908)	(10,341)
Other reserves	305,212	282,397
Total iClick Interactive Asia Group Limited shareholders’ equity	284,352	272,102
Noncontrolling interests	7,237	6,986

Total equity	291,589	279,088

Total liabilities and equity	507,734	470,115

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net (loss)/income before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) fair value losses on derivative liabilities, (vii) fair value losses on convertible notes, (viii) other losses/(gains), net, (ix) convertible notes issuance cost, (x) net loss attributable to noncontrolling interests, (xi) share of losses from an equity investee, (xii) cost related to new business setup or acquisitions, and (xiii) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net (loss)/income for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net (loss)/income	(7,093)	640	(16,598)	(14,906)
Add/(less):
Depreciation and amortization	1,922	2,018	6,749	6,725
Interest expense	894	863	4,089	2,650
Interest income	(315)	(193)	(824)	(1,297)
Income tax expense	671	286	2,540	1,633
EBITDA	(3,921)	3,614	(4,044)	(5,195)
Add/(less):
Share-based compensation	1,228	2,370	13,498	6,249
Fair value losses on derivative liabilities	—	—	—	11,466
Fair value losses on convertible notes	—	—	—	4,433
Other losses/(gains), net[3]	1,958	(1,767)	1,078	(2,789)
Convertible notes and shares issuance cost[4]	—	—	202	44
Net loss attributable to noncontrolling interests[5]	683	646	2,423	2,288
Share of losses from an equity investee[6]	23	26	107	111
Cost related to new business setup or acquisitions[7]	94	154	148	217
Cost related to filing of Form F-3[8]	—	22	—	450
Adjusted EBITDA	65	5,065	13,412	17,274

3 Other losses/(gains), net has been adjusted out, except for amounts of US$1,206 thousand, US$1,045 thousand, US$3,281 thousand and US$3,063 thousand in relation to government grants for the three months ended December 31, 2021 and 2020 and for the year ended December 31, 2021 and 2020, respectively.

[4]	Convertible notes and shares issuance cost represents legal and professional fee for the issue of convertible notes and shares.
[5]

Net loss attributable to noncontrolling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding noncontrolling interests as a measure of its operational performance.

[6]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[7]	Cost related to new business setup or acquisition represents transaction cost (e.g. legal and professional fee) in connection therewith.
[8]	Cost related to the filing of Form F-3 represents audit, legal and professional fees.

Adjusted net (loss)/income represents net (loss)/income before (i) share-based compensation, (ii) fair value losses on derivative liabilities, (iii) fair value losses on convertible notes, (iv) other losses/(gains), net, (v) convertible notes issuance cost, (vi) net loss attributable to noncontrolling interests, (vii) share of losses from an equity investee, (viii) cost related to new business setup or acquisitions, and (ix) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net (loss)/income from net (loss)/income for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net (loss)/income	(7,093)	640	(16,598)	(14,906)
Add/(less):
Share-based compensation	1,228	2,370	13,498	6,249
Fair value losses on derivative liabilities	—	—	—	11,466
Fair value losses on convertible notes	—	—	—	4,433
Other losses/(gains), net[3]	1,958	(1,767)	1,078	(2,789)
Convertible notes and shares issuance cost[4]	—	—	202	44
Net loss attributable to noncontrolling interests[5]	1,090	646	2,926	2,288
Share of losses from an equity investee[6]	23	26	107	111
Cost related to new business setup or acquisitions[7]	94	154	148	217
Cost related to filing of Form F-3[8]	—	22	—	450
Adjusted net (loss)/income	(2,700)	2,091	1,361	7,563

The diluted adjusted net (loss)/income per ADS for the periods indicated are calculated as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net (loss)/income:	(7,093)	640	(16,598)	(14,906)
Add: Non-GAAP adjustments to net (loss)/income	4,393	1,451	17,959	22,469
Adjusted net (loss)/income	(2,700)	2,091	1,361	7,563

Denominator for net (loss)/income per ADS - Weighted average ADS outstanding	97,710,498	97,715,972	96,374,469	78,736,872

Denominator for diluted adjusted net (loss)/income per ADS - Weighted average ADS outstanding	97,710,498	97,715,972	101,600,479	84,782,449

Diluted net (loss)/income per ADS	(0.07)	0.01	(0.17)	(0.19)
Add: Non-GAAP adjustments to net (loss)/income per ADS	0.04	0.01	0.18	0.28
Diluted adjusted net (loss)/income per ADS	(0.03)	0.02	0.01	0.09